UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F   ☐

On September 24, 2026, the board of directors of Tokyo Lifestyle Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law (the “Company”), approved a proposal to pay a cash dividend of JPY1.432 per ordinary share (the “Dividend”). The Dividend is subject to shareholders’ approval at the Company’s extraordinary general meeting of shareholders scheduled to be held on November 30, 2026.

Upon shareholders’ approval, the payment of the Dividend is expected to commence on December 18, 2026 and be completed by December 30, 2026, to all shareholders of record as of October 30, 2026 (Japan Standard Time), with an American depositary receipt record date of October 30, 2026 (Eastern Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director (Principal Executive Officer)

Date: October 14, 2026

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